SwiftSift, Inc.

(a Delaware Corporation)
(A Development Stage Company)

DECEMBER 31, 2025
REVIEWED FINANCIAL STATEMENTS

TOGETHER WITH
INDEPENDENT ACCOUNTANTS REVIEW REPORT

ACCUTAX

SWIFTSIFT, INC

TABLE OF CONTENTS **PAGE**

ACCUTAX BIZSOLUTIONS LLC

Address: 1001 S. MAIN ST. STE 600 KALISPELL, MT 59901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors,
SwiftSift, Inc
16192 Coastal Highway,
Lewes, Delaware 19958,

Report on Financial Statements

We have reviewed the accompanying financial statements of SwiftSift, Inc (a Delaware Corporation) which comprise the balance sheets as of December 31, 2025, and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2025 and 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenances of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of

America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SwiftSift, Inc,, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of SwiftSift, Inc, in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Accutax Bizsolutions LLC

Accutax Bizsolutions LLC
Kalispell, Montana
Date: June 1, 2026

SwiftSift, Inc (A Development Stage Company)
(A Delaware Corporation)
Balance Sheet
December 31, 2025 and 2024

ASSETS

	2025	2024
CURRENT ASSETS		
Cash and cash equivalents	$ 60,308	$ 3,814
TOTAL CURRENT ASSETS	60,308	3,814
NON - CURRENT ASSETS		
Other Assets, net of accumulated amortization	157,828	$ 83,174
TOTAL FIXED ASSET	157,828	83,174
TOTAL ASSETS	**218,136**	**86,987**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2025	2024
STOCKHOLDERS' EQUITY		
Common Stock	15	15
Additional paid in capital	349,861	149,761
Retained Earnings	(131,740)	(62,788)
TOTAL MEMBERS' EQUITY	218,136	86,987
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 218,136**	**$ 86,987**

SwiftSift, Inc (A Development Stage Company)
(A Delaware Corporation)
Statement of Operations
December 31, 2025 and 2024

	2025	2024
REVENUES		
Sales net of discounts	$ -	$ -
Total Gross Revenue	**-**	**-**
EXPENSES		
Amortization	30,062	11,154
Management fees	-	-
Legal and professional fees	1,459	10,250
Office expense	1,323	2,832
Rent	6,813	-
Travel and conference	4,850	8,676
Market Research	18,409	-
Other Expenses	4,439	4,468
Bank and credit card fees	162	514
Taxes and licenses	-	-
Advertising and marketing	1,434	503
Total Expenses	68,952	38,397
INCOME FROM OPERATIONS	(68,952)	(38,397)
INCOME BEFORE INCOME TAX	**(68,952)**	**(38,397)**
Income tax	$ -	$ -
NET INCOME	**$ (68,952)**	**$ (38,397)**

SwiftSift, Inc (A Development Stage Company)
(A Delaware Corporation)
Statement Of Changes in Stockholders' Equity
December 31, 2025 and 2024

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2023	**$ 15.00**	**53,948**	**(24,392)**	**29,572**
Stockholder contributions	-	95,812.48	-	95,812
Net loss	-	-	(38,397)	(38,397)
Balance, December 31, 2024	**15.00**	**149,761**	**(62,788)**	**86,987**
Stockholder contributions	-	200,100	-	200,100
Net loss	-	-	(68,952)	(68,952)
Balance, December 31, 2025	**$ 15.00**	**349,861**	**(131,740)**	**218,136**

Note: Common stock authorized 1,500 shares at $0.01 par value = $15.00

SwiftSift, Inc (A Development Stage Company)
(A Delaware Corporation)
Statement of Cash Flow
December 31, 2025 and 2024

	2025	2024
Cash Flow From Operating Activities		
Net income	$ (68,952)	$ (38,397)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Amortization	30,062	11,154
Changes in assets and liabilities:	-	-
Net cash (used in) provided by operating activities	**(38,890)**	**(27,243)**
Cash Flow From Investing Activities		
Purchase of equipment	(104,715)	(69,605)
Net cash (used in) provided by investing activities	**(104,715)**	**(69,605)**
Cash Flow From Financing Activities		
Additional Paid in Capital	200,100	95,812
Net cash (used in) provided by financing activities	**200,100**	**95,812**
Net change in cash and cash equivalents	56,495	(1,035)
Cash and cash equivalents, beginning of the year	3,814	4,849
Cash and cash equivalents, end of the year	**$ 60,308**	**$ 3,814**
	$ -	**$ -**
Supplemental Cash Flow Information		
Cash paid during the year for -		
Interest	$ -	$ -
Income tax	$ -	$ -

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SwiftSift, Inc ('the company') is a Corporation incorporated in the State of Delaware, United States of America on March 12, 2025. The Company is principally engaged in the is an AI-powered platform that helps groups seamlessly move from discussion to decision-making and bookings in one place. It simplifies coordination by combining discovery, voting, planning, and reservations into a single workflow developed by SwiftSift, Inc.

Basis of Accounting

SwiftSift, Inc prepares the financial statements using accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. SwiftSift, Inc is subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the legislation, regulations, and competition. SwiftSift, Inc regularly evaluates their estimates and assumptions using historical experience and expectations about the future. SwiftSift, Inc adjust their estimates and assumptions when facts and circumstances indicate the need for change.

Cash and Cash Equivalents

Cash consists of interest and non-interest-bearing accounts with each financial institution. SwiftSift, Inc considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Other Assets

The company does not hold any Property or Equipment. The primary assets of the company are Patents, Copyrights, Franchises and Product Development.

Amortization expense was $30,062 during the year ended December 31, 2025 and $11,154 during the year ended December 31, 2024.

Type of Property	Life in Years
Patents, Copyrights, Franchises	15 Years
Product Development	5 Years

Revenue Recognition

The Company is currently a pre-revenue entity and has not yet recognized any revenue from operations. SwiftSift intends to generate revenue through booking transactions, advertising, and partnership arrangements. Revenue will be recognized in accordance with ASC 606 when the Company satisfies its performance obligations by transferring the promised services to customers, in the amount that reflects the consideration it expects to be entitled to.

Income Taxes

The Company has elected to be taxed as a C corporation under the applicable provisions of the Internal Revenue Code, and income is reported in its corporate income tax return.

Since inception, the Company has been in a pre-revenue stage and has generated no revenue and no taxable income. As a result, no current federal or state income tax expense has been incurred or paid during the periods presented.

At December 31, 2025, the Company did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, and no amounts have been recognized for potential interest

and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. To the extent the Company has incurred net operating losses, any resulting deferred tax assets have been fully offset by a valuation allowance, as it is not more likely than not that such benefits will be realized given the Company's pre-revenue status.
The Company has temporary differences which are immaterial. Thus, the Company determines it impractical to recognize such in the financial statements.

Concentration of Credit Risk

Cash Concentration

Financial instruments that potentially subject SwiftSift Inc, to concentrations of credit risk consist principally of deposits greater than $250,000 for interest bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation (FDIC”), and security deposits greater than $500,000.

$250,000 in cash with each financial institution that is a member of Securities Investor Protection Corporation (SIPC”.

SwiftSift Inc, has no cash balances on deposit at December 31, 2025that exceeded the balance insured by the FDIC. Management of SwiftSift Inc periodically reviews its cash policies and believes there is no potential accounting risk.

Fair Value of Financial Instruments

The carrying values of financial instruments, including cash and cash equivalents, advances, deposit, loan payables and other current liabilities amounts approximate their fair values as of December 31, 2025, due to the short-term nature of these instruments.

2. CONTINGENCIES, RISKS AND UNCERTAINTIES

In the normal course of business, SwiftSift, Inc may periodically be subject to various claims and lawsuits. However, there is currently no legal action pending against SwiftSift, Inc, nor, to our knowledge, any such proceedings contemplated.

3. SUBSEQUENT EVENTS

SwiftSift, Inc has evaluated subsequent events through May 31, 2026 the date which the financial statement was issued. The financial statement includes all events or transactions, including estimates, required to be recognized in accordance with the generally accepted accounting principles in the United States of America. SwiftSift, Inc has determined that there are no unrecognized subsequent events that require additional disclosures.